UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.    )*

NEW FORTRESS ENERGY LLC
(Name of Issuer)
Class A Common Stock, no par value
(Title of Class of Securities)

644393100
(CUSIP Number)
August 14, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 644393100	Page 2 of 6 Pages

1.	Names of Reporting Persons Duquesne Family Office LLC
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 644393100	Page 3 of 6 Pages

1.	Names of Reporting Persons Stanley Druckenmiller
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 644393100	Page 4 of 6 Pages

Item 1(a).	Name of Issuer:

New Fortress Energy LLC

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

111 W. 19th St., 8th Floor New York, NY 10011

Item 2(a).	Name of Person Filing

This statement is filed by (i) Duquesne Family Office LLC and (ii) Stanley Druckenmiller.

Duquesne Family Office LLC and Stanley Druckenmiller have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of Duquesne Family Office LLC and Stanley Druckenmiller is 40 West 57th Street, 25th Floor New York, New York, 10019.

Item 2(c).	Citizenship:

Duquesne Family Office LLC is a Delaware limited liability company. Mr. Druckenmiller is a United States citizen.

Item 2(d).	Title of Class of Securities:

Class A Common Stock

Item 2(e).	CUSIP Number:

644393100
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
This Item 3 is not applicable.

Item 4.	Ownership: The percentages used herein are calculated based upon a total of 20,872,986 Class A Common Stock outstanding as of August 8, 2019.

Item 4(a).	Amount Beneficially Owned:
0 shares of Class A Common Stock

Item 4(b).	Percent of Class:
0.0% of the total number of shares of Class A Common Stock outstanding.

CUSIP NO. 644393100	Page 5 of 6 Pages

Item 4(c)	Number of shares as to which such person has:

	Duquesne Family Office LLC
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	0

Stanley Druckenmiller
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	0

Duquesne Family Office LLC and Stanley Druckenmiller own directly no Class A Common Stock. Pursuant to a management agreement, Duquesne Family Office LLC maintains investment and voting power with respect to the securities held by certain investment funds it manages.  Mr. Druckenmiller, as managing member, controls Duquesne Family Office LLC.  By reason of the provisions of Rule 13d-3 of the Act each of Duquesne Family Office LLC and Mr. Druckenmiller may be deemed to beneficially own 1,200,000 shares of Class A Common Stock (constituting 6.0% of such shares outstanding).  Each of Duquesne Family Office LLC and Mr. Druckenmiller disclaims beneficial ownership of any of the securities covered by this statement.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP NO. 644393100	Page 6 of 6 Pages

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 20, 2019	Duquesne Family Office LLC

	By:	/s/ Stanley Druckenmiller
Name: Stanley Druckenmiller
Title: Managing Member

Stanley Druckenmiller

	By:	/s/ Stanley Druckenmiller
Name: Stanley Druckenmiller